LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP

VIA EDGAR

August 21, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	BlackRock Multi-State Municipal Series Trust
Securities Act File No. 002-99473
Investment Company Act File No. 811-04375
Post-Effective Amendment No. 273

Ladies and Gentlemen:

On behalf of BlackRock Multi-State Municipal Series Trust (the “Trust”) and its series, BlackRock New York Municipal Bond Fund (the “Fund”), I hereby transmit for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 273 (the “Amendment”) to the to the Fund’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act in order to bring the Fund’s prospectus into compliance with the requirements of amended Form N-1A.

On or around October 28, 2009, the Fund will file a subsequent post-effective amendment pursuant to Rule 485(b) that will bring the Series’ financial statements and other information up to date under Section 10(a)(3) of the 1933 Act.

Should members of the Staff have any questions or comments concerning the Amendment, they should call the undersigned at (212) 728-8555.

Very truly yours,

/s/ Edward Gizzi Edward Gizzi

Enclosures

cc:	Denis Molleur
Aaron Wasserman
Maria Gattuso